United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Costco Wholesale Corporation

Name of persons relying on exemption: American Baptist Home Mission Society, Franciscan Sisters of Perpetual Adoration, and Trinity Health

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 6, the shareholder proposal requesting a report on Racial Justice and Food Equity, at the Costco Wholesale Corporation annual shareholder meeting to be held on January 20, 2022.

Summary of the Proposal

The proposal requests a report describing if, and how, Costco applies its Sustainability Commitment to its core food business to address the links between structural racism, nutrition insecurity, and health disparities. Reporting may include systems Costco has in place to address racial justice and food equity concerns through product development, marketing, and distribution.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	As the fourth largest food retailer in the U.S.,[1] Costco is well positioned to leverage its core food business to help reduce racial disparities in nutrition and health outcomes in the U.S., which have only worsened during the COVID-19 pandemic.[2]

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1 https://www.supermarketnews.com/retail-financial/top-50-food-and-grocery-retailers-sales

2 https://frac.org/news/hungerpovertyhealthreport2021

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Inequality and structural racism impact the global food system across the value chain, from exploitation in the agricultural supply chain to inequities in consumer access to affordable, nutritious foods in communities of color.3 Food retailers have significant power and influence in the food system, which creates a responsibility to take meaningful action to advance racial justice and food equity. Product development, marketing, and distribution are examples of business functions where Costco could apply a racial equity analysis to ensure that its business practices are promoting equitable nutrition outcomes. Looking beyond the scope of the proposal to emerging best practices in racial equity disclosures, commissioning a third-party Civil Rights Audit would enable Costco to assess its racial equity impacts across the value chain and identify solutions to prevent and mitigate any racial disparities or instances of discrimination.4

2.	Costco’s existing disclosures fail to meaningfully address if, and how, the Company is evaluating the ways in which systemic racism fuels nutritional disparities and making business model changes to help close those gaps.

Costco’s existing workforce DEI (diversity, equity, and inclusion) commitments, CEO statement on racial justice, and philanthropic contributions do not address racism in the food system or apply to Costco’s food business.5 Costco has not made a commitment to advance equitable access to nutritious foods. The brief food security report Costco filed in attempt to exclude the proposal from the proxy statement through an unsuccessful no-action request did not address racial justice issues and was unresponsive to the request of the proposal.6 Instead, reporting focused on food product affordability and quality, as well as philanthropic food donation efforts. Investors are concerned about the Company’s potential racial equity impacts and opportunities related to the core food business, which are not addressed in Costco’s current disclosure.

3.	Urgent action on racial justice and nutrition equity is critical to Costco’s ability to maintain its reputation as a sustainable retailer and catch up to peers in this area, or else Costco risks negative impacts to its brand as well as consumer and investor trust.

Costco lags peer retailers such as Walmart in efforts to advance equitable access to nutritious foods.7 While Costco has a reputation as a sustainable retailer with regards to its workforce and supply chain initiatives, racial equity and nutrition present clear opportunities for improvement, and failure to take meaningful action may negatively impact the brand. Costco was not responsive to efforts by long-term shareholders to engage with the Company on racial justice and food equity through letter writing or requests for dialogue. Proponents filed a shareholder proposal on this topic due to this unresponsiveness and insufficient disclosure.

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3 https://www.rootsofchange.org/our-positions/food-justice-racism-in-the-food-system/

4 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

5 https://www.costco.com/inclusion.html ; https://www.costco.com/ceo-message.html?&reloaded=true ; https://www.prnewswire.com/news-releases/costco-wholesale-commits-25-million-to-liscs-black-economic-development-fund-301120377.html

6 https://mobilecontent.costco.com/live/resource/img/static-landing/Communities-Costco-Food-Security-Report-2021-Final.pdf

7 https://corporate.walmart.com/esgreport/esg-issues/diversity-equity-inclusion ; https://corporate.walmart.com/esgreport/esg-issues/safer-healthier-food-other-products#metrics

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Proponents urge all Costco shareholders to vote FOR the Proposal 6 on Racial Justice and Food Equity and encourage the Company to take action to implement the request of the proposal.

For questions regarding Costco Proposal 6, please contact: Gina Falada, Senior Program Associate at Investor Advocates for Social Justice and SRI Consultant to the American Baptist Home Mission Society, via email: gfalada@iasj.org or phone: 973-509-8800.

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